UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                              Bull Run Corporation
                                (Name of Issuer)

                         Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    120182209
                                 (CUSIP Number)

                               September 10, 2003
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 120182209                   13G

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Harvey Sandler
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           263,342 shares                                       6.1%
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares                                               0%
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         263,342 shares                                       6.1%
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares                                               0%
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 263,342 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                         6.1%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 120182209                   13G

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Harvey Sandler Revocable Trust dated February 13, 1995
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                      Florida
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           263,342 shares                                       6.1%
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 shares                                               0%
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         263,342 shares                                       6.1%
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 shares                                               0%
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 263,342 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                         6.1%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                                       OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

      (a)   Name of Issuer:

            Bull Run Corporation

      (b)   Address of Issuer's Principal Executive Offices:

            4370 Peachtree Road, N.E.
            Atlanta, GA 30319

Item 2.

1.    (a)   Name of Person Filing:              Harvey Sandler

      (b)   Address of Principal Business Office, or, if none, Residence:
                                                21170 Northeast 22nd Court
                                                North Miami Beach, Florida 33180

      (c)   Citizenship:                        United States

      (d)   Title of Class of Securities:       Common Stock, $0.01 par
                                                value per share

      (e)   CUSIP Number:                       120182209


2.    (a)   Name of Person Filing:              Harvey Sandler Revocable Trust
                                                dated February 13, 1995

      (b)   Address of Principal Business Office, or, if none, Residence:
                                                21170 Northeast 22nd Court
                                                North Miami Beach, Florida 33180

      (c)   Place of Organization:              Florida

      (d)   Title of Class of Securities:       Common Stock, $0.01 par value
                                                per share

      (e)   CUSIP Number:                       120182209


Item 3. If this statement is filed pursuant to ss .240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C.78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   |_|   Investment company as registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_|   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E).


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

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F).

      (g)   |_|   A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G).

      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership(1).

The information contained herein is provided as of September 19, 2003:

1. Harvey Sandler. Mr. Sandler is the sole trustee of the Harvey Sandler Revocable Trust dated February 13, 1995:

      (a)   Amount Beneficially Owned: 263,342(2) shares.

      (b)   Percent of Class: 6.1%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 263,342(2) shares.

            (ii)  shared power to vote or to direct the vote: 0 shares.

            (iii) sole power to dispose or to direct the disposition of:
                  243,342(2) shares.

            (iv) shared power to dispose or to direct the disposition of: 0 shares.

2.    Harvey Sandler Revocable Trust dated February 13, 1995:

      (a)   Amount Beneficially Owned: 263,342(2) shares.

      (b)   Percent of Class: 6.1%

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 263,342(2) shares

            (ii)  shared power to vote or to direct the vote: 0 shares

            (iii) sole power to dispose or to direct the disposition of:
                  263,342(2) shares

            (iv) shared power to dispose or to direct the disposition of: 0 shares.

      A Joint Filing Agreement is attached hereto as Exhibit A.



--------
(1) The reporting persons were advised by the Issuer that there were 4,324,449 shares of Common Stock outstanding.

(2) Consists of 263,342 shares of Common Stock owned by the Harvey Sandler Revocable Trust dated February 13, 1995.

Item 5.     Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Instruction: Dissolution of a group requires a response to this item.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                  By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2003

                                              /s/ Harvey Sandler
                                        ----------------------------------------
                                        Harvey Sandler

                                        HARVEY SANDLER REVOCABLE TRUST DATED
                                        FEBRUARY 13, 1995

                                        By: /s/ Harvey Sandler
                                            ------------------------------------
                                            Harvey Sandler, Trustee



Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                       13G
                                    EXHIBIT A
                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Bull Run Corporation and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 10th of September, 2003.

                                              /s/ Harvey Sandler
                                        ----------------------------------------
                                        Harvey Sandler

                                        HARVEY SANDLER REVOCABLE TRUST
                                        DATED FEBRUARY 13, 1995

                                        By: /s/ Harvey Sandler
                                            ------------------------------------
                                            Harvey Sandler, Trustee





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